Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

February 22, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White, Division of Investment Management

Re:  DBX ETF Trust (the “Trust”)

       (File Nos. 333-170122 and 811-22487)

Dear Ms. White:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers International Real Estate ETF, a series of the Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2018. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Please note that capitalized terms used herein and not defined will have the same meaning ascribed to them in the registration statement.

Comment 1.

The Staff reminds you that the Trust and its management are responsible for the adequacy and accuracy of the disclosures in this post-effective amendment, that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, and that Staff comments or changes to disclosures in response to Staff comments in this post-effective amendment do not foreclose the Commission from taking any action with respect to such filing.

	Response 1.	We respectfully acknowledge your comment.

Comment 2.	Please remember to update the EDGAR series and class ID numbers to reflect the Fund’s new name, as well as the ticker symbol.

	Response 2.	We respectfully acknowledge your comment and confirm that we will make these updates prior to filing.

Comment 3.	Please provide us with a copy of the Index Provider’s index methodology, which may be provided supplementally.

	Response 3.	We hereby confirm that we have supplementally provided a copy of the index methodology.

Comment 4.	Given that the Fund will use a replication sampling strategy in seeking to track its underlying index, rather than full replication, please consider adding “Management risk” as a principal risk of investing in the Fund.

Response 4.

We respectfully acknowledge your comment. The Trust notes that the risks associated with the use of representative sampling is already incorporated into its current “Tracking error risk” disclosure. We do not believe the use of a representative sampling strategy warrants a separate “Management risk” disclosure item, because use of a sampling strategy does not constitute active management of the Fund’s portfolio.

Comment 5.

The Staff notes that a footnote to the fee table indicates a forthcoming change in the management fee. If the management fee is increasing, please advise whether shareholders were given a chance to vote on the increase, and revise the disclosure accordingly.

	Response 5.	We respectfully acknowledge the comment. We hereby confirm that the management fee has been decreased, and the footnote has been updated to note the amount of the decrease.

Comment 6.	In the “Principal Investment Strategies” section, the Fund’s 80% test says it will invest 80% of its total assets in component securities of the underlying index, which is composed of real estate securities “from across countries outside the United States.” Please clarify that is meant by “from across countries outside the United States” (e.g., located in, incorporated in, doing substantial business in). We note that a security must be economically tied to the country or the region in the Fund’s name, pursuant to Rule 35d-1.

	Response 6.	The disclosure has been revised accordingly.

Comment 7.

The Staff notes that the “Main Risks” section contains “Small and medium company risk.” Please revise the Item 9 disclosure to also include “Small and medium company risk,” as the Item 9 information should be based on Item 4.

	Response 7.	The disclosure has been revised accordingly.

Comment 8.

With respect to the “Performance Information” section, please advise whether the Fund plans on adding performance for the new underlying index. If not, please explain why including the current indexes is appropriate.

Response 8.

We respectfully acknowledge the comment. The performance information for the Fund’s new underlying index will be added to cover the period for when the Fund actually tracked the index. Performance information for the prior underlying index is shown as this index is an appropriate broad-based securities market index for the period shown in the table.

Comment 9.

The “Depositary receipt risk” in the Item 9 disclosure states that the Fund may invest in unsponsored depositary receipts. If investing in unsponsored depositary receipts will be a principal strategy of the Fund, please add disclosure to the “Principal Investment Strategies” and “Main Risks” sections.

	Response 9.	We respectfully acknowledge the comment and note that the Fund will not invest in unsponsored depositary receipts as part of its principal investment strategy.

Comment 9.	If there is a written sub-license agreement between the Adviser and the Fund to use the index, please file this agreement as an exhibit.

	Response 9.	We hereby confirm that there is no sub-license agreement between the Adviser and the Fund.

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If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz